Amer Sports Corporation STOCK EXCHANGE ANNOUNCEMENT 1(1)
March 24, 2005 10.30 am

AMER GROUP PLC NAME CHANGE TO AMER SPORTS CORPORATION COMPLETED

Following approval at Amer Group Plc's Annual General Meeting held on 16 March 2005, the proposed change to the Company's trade name has been registered in the Trade Register today. The new name is Amer Sports Oyj in Finnish and Amer Sports Corporation in English and is therefore effective today.

The trading code (AMEAS) of the Company's shares will remain unchanged.

AMER SPORTS CORPORATION
Communications

Ms Maarit Mikkonen
Communications Manager
Tel. +358 9 7257 8306, e-mail: maarit.mikkonen@amersports.com

DISTRIBUTION
Helsinki Stock Exchange
Major media
www.amersports.com


05006936

AMER SPORTS
Amer Sports (www.amersports.com) is one of the world's leading sports equipment companies with internationally recognized brands including Wilson, Atomic, Suunto and Precor. All Amer Sports companies develop and manufacture technically advanced products that improve the performance of active sports participants. The Group's business is balanced by its broad portfolio of sports and presence in all major markets. In 2004 the Company reported, under IFRS, earnings before interest and taxes of EUR 122.0 million on net sales of EUR 1,058.8 million. Earnings per share were EUR 1.19. At the end of 2004 the Company had 4,066 employees.